NO ACT

PE 1-7-10





10010419

Act 1934
Section Form 18K
Rule
Public Availability 1-11-10

Securities Act of 19
Schedule B

January 11, 2010

Response of the Office of International Corporate Finance
Division of Corporation Finance

RE: Commonwealth of Australia (the "Commonwealth")
Incoming letter dated January 7, 2009

Based on the facts presented, this Division would raise no objection if the Commonwealth files with the Commission annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and incorporates by reference such filings into registration statements for its ADI Guarantee Scheme and State Guarantee Scheme, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Michael Coco
Senior International Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2010

Adrian Deitz
Skadden, Arps, Slate, Meagher & Flom
Level 13
131 Macquarie Street
Sydney, New South Wales 2000

Re: The Commonwealth of Australia

Dear Mr. Deitz:

In regard to your letter of January 7, 2010 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SKADDEN, ARPS, SLATE, MEAGHER & FLOM
LEVEL 13
131 MACQUARIE STREET
SYDNEY, NEW SOUTH WALES 2000

TEL: (61-2) 9253-6000
FAX: (61-2) 9253-6044
www.skadden.com

RESIDENT PARTNERS

ADRIAN DEITZ*
ADMITTED IN NEW YORK

MARK LEEMEN*
ADMITTED IN NEW YORK

* REGISTERED FOREIGN LAWYER IN NEW SOUTH WALES ENTITLED TO PRACTICE FOREIGN LAW ONLY

FIRM/AFFILIATE OFFICES

BOSTON
CHICAGO
HOUSTON
LOS ANGELES
NEW YORK
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
TOKYO
TORONTO
VIENNA

January 7, 2010

Securities and Exchange Commission
100 F Street N.E.,
Washington, D.C. 20549
Attention: Michael Coco, Esq.
Office of International Corporate Finance
Division of Corporation Finance

Re: The Commonwealth of Australia

Dear Mr. Coco:

We are writing on behalf of the Commonwealth of Australia (the "Commonwealth") to request an interpretive letter allowing the Commonwealth in connection with offerings in the United States of its guarantee of (a) debt securities of eligible Australian deposit-taking institutions and (b) the liabilities of Australian States and Territories in respect of eligible debt securities of such States and Territories, (i) to file voluntarily with the Securities and Exchange Commission (the "Commission") Annual Reports on Form 18-K under the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) to amend from time to time such Annual Reports by filing Form 18-K/As under the Exchange Act and (iii) to incorporate such filings into the registration statements on Schedule B described in this letter, filed by the Commonwealth with the Commission for the purpose of complying with the registration requirements under the Securities Act of 1933 (the "Securities Act").

Background

In November 2008, the Commonwealth instituted a scheme (the "ADI Guarantee Scheme") under which it guarantees certain obligations of qualified Australian banks, referred to as "Authorised Deposit-taking Institutions" or "ADIs". The obligations covered by the ADI Guarantee Scheme include certain debt securities issued or to be issued by the ADIs. The Commonwealth instituted the ADI Guarantee Scheme in order to promote financial system stability in Australia by supporting confidence and assisting ADIs to continue to access funding during a time of considerable turbulence. The ADI Guarantee Scheme was also designed to ensure that ADIs are not placed at a disadvantage compared to their international competitors that can access similar government guarantees on bank debt.

In order to enable any ADI that chooses to undertake an offering registered with the Commission of securities eligible to be guaranteed by the Commonwealth under the ADI Guarantee Scheme, in February 2009 the Commonwealth requested the Division confirm that it would not object to the Commonwealth filing a shelf registration statement on Schedule B to register its guarantee in these circumstances notwithstanding that the Commonwealth was not technically eligible to file a shelf registration under Division practice.[1] The Division confirmed it would not object, noting:

- the Commonwealth will register its guarantees under Schedule B in an effort to respond to the global financial crisis by facilitating the access of eligible deposit-taking institutions to funding through its guarantee of their registered debt securities; and
- the registration of the guarantees under Schedule B will not be part of a capital raising transaction by the Commonwealth (see Commonwealth of Australia (available February 26, 2009)).

The Commonwealth subsequently filed a registration statement under Schedule B (File Number 333-157373) registering its guarantees under the ADI Guarantee Scheme (the "ADI Guarantee Scheme Registration Statement"). That registration statement was declared effective by the Commission on July 1, 2009.

On 25 March 2009, the Government of the Commonwealth of Australia announced that it would be taking action to support jobs and protect vital infrastructure development from the global recession by providing a time-limited, voluntary guarantee over State and Territory government borrowing. On 24 July 2009, in order to:

[1] SEC Release Nos. 33-6240 (Sept. 10, 1980) and 33-6424 (Sept. 2, 1982) together set forth the procedure by which seasoned foreign governments are permitted to use a shelf procedure with respect to a registration statement on Schedule B for continuous and delayed offerings. According to Division practice, a government is seasoned if it has sold securities pursuant to an effective registration statement on Schedule B in the last five years and it has not held any material defaults on its indebtedness for the past five years. The Commonwealth is not technically seasoned because it has not registered securities in the last five years.

- support (i) the capacity of Australian State and Territory governments to access credit markets and (ii) liquidity in State government bond markets; and
- ensure that the State and Territory governments maintain the capacity to deliver on nation building investments,

the Australian Government implemented the Australian Government Guarantee of State and Territory Borrowing (the "State Guarantee Scheme"). Under the State Guarantee Scheme, each State and Territory may apply to the Commonwealth to have its liabilities in respect of certain series of eligible debt securities issued by a relevant issuing entity in respect of borrowing of such State or Territory that satisfy the eligibility criteria set out in the State Guarantee Scheme scheme rules guaranteed by the Commonwealth of Australia. The State Guarantee Scheme will continue in operation until market conditions normalize.

In order to facilitate offerings by States and Territories that may wish to offer securities benefiting from the State Guarantee Scheme in offerings registered with the Commission in the United States, in particular where such offerings may be made on a continuous basis, the Commonwealth filed a separate shelf registration statement under Schedule B registering its guarantees under the State Guarantee Scheme on November 24, 2009 (File Number 333-163307) (the "State Guarantee Scheme Registration Statement").

The Proposal

The Commonwealth hereby requests an interpretive letter permitting them voluntarily to follow the procedures described below in relation to both the ADI Guarantee Scheme Registration Statement and the State Guarantee Scheme Registration Statement for those periods during which they are considering issuing their guarantee under the ADI Guarantee Scheme or the State Guarantee Scheme in respect of eligible debt securities which may be offered to the public in the United States:

1. The Commonwealth will file Annual Reports on Form 18-K ("Annual Reports") with the Commission during periods when it desires to have access to shelf registration procedures for the ADI Guarantee Scheme Registration Statement and the State Guarantee Scheme Registration Statement. An Annual Report on Form 18-K for the fiscal year ended June 30, 2009 was filed by the Commonwealth on November 24, 2009 (File Number 033-09835). Such Annual Reports would include, as of their respective dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as an additional exhibit or exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except as set forth in the next paragraph) together with additional information deemed material to investors. The resulting descriptions of the Commonwealth would be substantially as comprehensive and such information would be presented in substantially the same format as the information included on pages 5

to 67 of the basic prospectus included in the ADI Guarantee Scheme Registration Statement in the form in which it was first declared effective.

The Annual Reports would not include certain Schedule B information, such as the description of the guarantees and plan of distribution. This information would continue to be included in the applicable basic prospectuses and prospectus supplements containing the terms of an offering.

2. The Commonwealth's basic prospectus included in the ADI Registration Statement and the State Guarantee Registration Statement would contain a description of the guarantees offered thereby, the plan of distribution, the Commonwealth's debt record, the name and address of the Commonwealth's authorized agent in the United States and the name and addresses of counsel who will pass upon the validity of the guarantee. These basic prospectuses would incorporate by reference the most recently filed Annual Report on Form 18-K of the Commonwealth (and all exhibits thereto) and all amendments thereto subsequently filed on Form 18-K/A and all subsequently filed Annual Reports on Form 18-K (and all exhibits thereto) and all amendments thereto that are subsequently filed.

In order to implement the proposal outlined in this letter, the basic prospectuses (or the prospectus supplement, if any, circulated together with any such basic prospectus) would contain an undertaking to deliver upon request a copy of the Annual Report on Form 18-K and any other information incorporated by reference. The ADI Guarantee Scheme Registration Statement in the form in which it was declared effective includes undertakings identical to the undertakings set forth in Item 512(a)(1), (2) and (3) and Item 512(i)(2) of Regulation S-K. The undertakings included in the ADI Guarantee Scheme Registration Statement in the form in which it was declared effective obligating the Commonwealth to file post-effective amendments (i) to include prospectuses required by Section 10(a)(3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of the Commonwealth's shelf registration statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in such registration statement, will be modified by way of a post-effective amendment so as not to apply if the information required is included in a report under the Exchange Act that has been incorporated by reference. The agreement to provide legal opinions in post-effective amendments would be modified so as to permit the Commonwealth to furnish such opinions by filing an amendment on Form 18-K/A to the Annual Report on Form 18-K. The modified undertakings outlined above have already been included in the State Guarantee Scheme Registration Statement filed with the Commission.

As a result of the foregoing, except as required by the modified undertakings to be included in the Commonwealth's registration statements referred to in this letter, the Commonwealth would not be required to file annual post-effective amendments to the ADI Guarantee Scheme Registration Statement or the State Guarantee Scheme Registration Statement under the Securities Act.

3. At the time when any registered guarantees are offered to the public under either of the guarantee schemes, the appropriate basic prospectus, together with a prospectus supplement and issuer free-writing prospectus, if any, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus or the most recent Annual Report on Form 18-K, would either be included in (i) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the basic prospectus or (ii) the prospectus supplement itself.

4. The Commonwealth will, from time to time, amend its Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material information or developments. The Commonwealth anticipates that the time of filing of such Annual Report and such amendments will correspond to the periodic release of official budgetary, financial and statistical information which will provide the basis for the Annual Report and amendments. At the present time, it is expected that such an amendment typically would be made during October of each year after the Commonwealth's Final Budget Outcome information for the immediately preceding fiscal year becomes available, and at such other times corresponding to the periodic release of other material official budgetary, financial or statistical information, if any, or to reflect other material developments, if any.

5. The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (to the extent applicable, the underwriting terms, any terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the guarantees) would instead be filed on, and incorporated by reference into the applicable registration statement by means of, Form 18-K or amendments thereto on Form 18-K/A.

6. The applicable basic prospectus, any prospectus supplement and any free-writing prospectus would be delivered to all purchasers of registered guarantees, and the Commonwealth would, pursuant to the undertaking to be included in each basic prospectus, provide to each recipient of the applicable basic prospectus and prospectus supplement, who so requests, a copy of the Annual Report on Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chose to do so, the Commonwealth would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its basic prospectus to dealers or prospective investors as contemplated by the Release No. 33-6424 (dated September 2, 1982) (the "Release").

Benefits of Proposal

We believe this proposal has several benefits to investors and to the Commonwealth, including the following:

1. The Commonwealth would be able to use shelf registration procedures for the limited purposes described herein nearly identical to those available to foreign private registrants eligible to use Form F-3 and Rule 415 (the policy underlying the Release).

2. Up-to-date information with respect to the Commonwealth would be made available to United States investors by procedures that are significantly less burdensome and expensive than the current system.

3. Since the Commonwealth would have the most recently available information on file, the Commonwealth would be in a position to accommodate ADIs, States and Territories seeking to access the United States markets to offer debt securities benefiting from the Commonwealth's guarantee at all times when these guarantee schemes remain in place without undue effort or delay.

Timing and Implementation

The Commonwealth currently has on file the ADI Guarantee Scheme Registration Statement and has also filed the State Guarantee Scheme Registration Statement. Accordingly, the Commonwealth desires to implement the proposal outlined in this letter as soon as possible in relation to (A) the ADI Guarantee Scheme Registration Statement, by (i) filing the Commonwealth's Annual Report on Form 18-K for the fiscal year ended June 30, 2009 which would include the additional information described above that is currently included in the basic prospectus forming part of the original ADI Guarantee Scheme Registration Statement (as noted above, this Annual Report was so filed on November 24, 2009), (ii) filing a post-effective amendment to the ADI Guarantee Scheme Registration Statement to provide for the changes to the basic prospectus described herein and for the incorporation by reference of the Commonwealth's most recent Annual Report on Form 18-K and all subsequent amendments thereto filed on Form 18-K/A (Post-Effective Amendment No. 1 to the ADI Guarantee Scheme Registration Statement was filed in such a form on December 22, 2009), and (iii) amending the undertakings in Part II of such registration statement as required and (B) in relation to the State Guarantee Registration Statement, by (i) filing with the Commission an Annual Report on Form 18-K for the Commonwealth's fiscal year ended June 30, 2009, which would include any changes and any additional information described above that was previously included in the basic prospectus forming part of the original ADI Guarantee Scheme Registration Statement (as noted above, this Annual Report was so filed on November 24, 2009) and (ii) filing the State Guarantee Scheme Registration Statement that incorporates by reference the Commonwealth's most recent Annual Report on Form 18-K and any amendments thereto filed on Form

18-K, and includes the undertakings in Part II as described above (as noted above the State Guarantee Registration Statement was first filed in such a form on November 24, 2009).

We believe that the procedures described herein are in accordance with previous interpretive letters issued by the Staff of the Division of Corporation Finance in a number of interpretive letters. *See, e.g.,* New South Wales Treasury Corporation (available September 15, 2009), Republic of Hungary (available September 27, 2007); Oesterreichische Kontrollbank Aktiengesellschaft and the Republic of Austria (available July 20, 2007); Republic of Uruguay (available March 8, 2005); Bolivarian Republic of Venezuela (available April 28, 2004); Landwirtschaftliche Rentenbank – Federal Republic of Germany (available January 30, 2003); Financement – Québec (available June 24, 2002); Government of Jamaica (available May 22, 2002); Republic of Italy (available February 4, 2002); Republic of Turkey (available October 19, 1999; Republic of South Africa (available October 4, 1999); Republic of Panama (available March 25, 1998); Federative Republic of Brazil (available May 15, 1997); Republic of Colombia (available February 3, 1997); Queensland Treasury Corporation and State of Queensland (available October 24, 1996); European Investment Bank (available August 19, 1996); State of Israel (available November 30, 1995); Republic of Argentina (available November 1, 1995); the Government of Victoria and Treasury Corporation of Victoria (available June 23, 1995); Nordic Investment Bank (available June 21, 1995); Commonwealth of Australia and the Australian Wheat Board (each available April 4, 1995); Japan Development Bank, Export-Import Bank of Japan and Japan Finance Corporation (available August 3, 1994); Republic of Portugal (available July 22, 1994); Kreditanstalt fur Wiederaufbau and KfW International Finance Inc. (available July 18, 1994); National Financiera S.N.C. (available July 5, 1994); the United Mexican States (available February 25, 1994); the Province of Alberta (available November 12, 1993); the Province of Manitoba (available September 15, 1993); Ireland (available January 7, 1993; Her Majesty the Queen in Right of New Zealand (available December 22, 1992); Province of Ontario and Ontario Hydro (available May 7, 1992); the Province of British Columbia (available April 24, 1992); the Province of Saskatchewan (available May 26, 1992); Province de Québec and Hydro Québec (available November 6, 1991); the Province of New Brunswick (available July 18, 1991); and Canada and its crown corporations (available April 16, 1991).

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact me at +61 2 9253 6015 or Mark Leemen at +61 2 9253 6024.

Very truly yours,



Adrian Deitz

cc: John Williams
John Scala
Australian Government Solicitor

Kerstin Wijeyewardene
Jacky Rowbotham
Matthew Burston
The Department of the Treasury of the Commonwealth of Australia